



Yevgen Erik · 3rd
CEO SolarGaps Inc.
San Francisco Bay Area · **Contact info**
500+ connections

SolarGaps - Solar Panel Window Blinds

Singularity University

Experience

CEO
SolarGaps - Solar Panel Window Blinds
Mar 2015 – Present · 6 yrs 9 mos
San Francisco Bay Area

SolarGaps are smart blinds that automatically track the sun and generate electricity from its energy. Simply plug in SolarGaps and solar energy starts to power all devices in your home. With SolarGaps, you produce your own electricity to save on your electricity bills. With our smartphone app, you can monitor and control SolarGaps from anywhere in the world.

Vice President
Ineko Investment Group
2014 – 2015 · 1 yr

CEO
Zerringer International Inc.
2012 – 2013 · 1 yr

Education

Singularity University
2017 – 2018

Media (1)

Singularity
UNIVERSITY

GSP 17

Kiev State University, faculty of Cybernetics
Master's degree, Computer Science
1993 – 1998

Germany High School
Bachelor's degree, Mathematics and Computer Science
1988 – 1993

Show 1 more education ⌄